
First
Community
Bank

Hitting Our Stride

First
Community
Corporation /SC
Annual
Report
2003

Dear Friends

What a gratifying year it has been for First Community Bank. After eight years of careful and considered growth, we truly "hit our stride" in 2003. The signs are everywhere — in our positive financial reports, in our new product and service offerings, in the energy that permeates our entire organization.



There are literal signs, as well. Drive through the communities we serve and you'll see the familiar green and white "Financing Provided by First Community Bank" notices on new construction and expansion sites. First Community ATMs are a reality. And how thrilling it is to see our banking offices dot the Midlands' landscape, with our seventh banking office now open.

Take a look at the financial highlights of the year, measured from December 31, 2002 through December 31, 2003:

Total assets rose 10.1 percent, from $195.2 million to $215.0 million.

The loan portfolio increased by 21.0 percent, from $100.0 million to $121.0 million.

Non-interest income, led by mortgage loan fees, grew by $267,000 or 21.7 percent.

Net income, after tax, grew by a remarkable 22.7 percent, from $1,464,630 to $1,797,481.

Diluted earnings per share increased from $0.90 to $1.08

It is important to note that these increases follow an incredible year in 2002, in which First Community Bank earnings grew 32.7 percent.

On January 15, 2003, shares of First Community Corporation began to trade on the NASDAQ Small Cap market. This move from the previous Over-the-Counter listing exposed the stock to a much broader pool of interested investors. The 63.5 percent increase in the stock valuation over the year was quite remarkable, from $13.30 to $21.75 a share. Additionally, our shareholders benefitted from an increase in cash dividends and the development of a Dividend Reinvestment Plan.

Other significant advances include the installation of new ATMs at our Lexington, Irmo and Forest Acres locations, bringing the total to six. (The opening of our Northeast Columbia banking office in April of 2004 marks the addition of our seventh ATM.) We are thrilled to report the introduction of online banking in early 2003, to which response has been remarkable.

As we carry this momentum forward into 2004, you will see the opening of our seventh banking office at 9822 Two Notch Road in Northeast Columbia. This is an area that is currently underserved by community banks, and we are excited about the possibilities for growth in that market. At the same time, we continue to aggressively pursue other geographic expansion opportunities in communities that match our profile.

In 2004, you will see the introduction of new product offerings from First Community Bank, including Free Checking and Overdraft Privilege, as well as the enhancement of our Small Business product line.

In closing, we would like to recognize the valuable contributions of our friend and retiring board member, Angelo L. Tsiantis. Angelo was one of our organizing board members and has always encouraged us to energetically move forward.

Whether you are a shareholder, or a customer, or both — we thank you for your role in our amazing story. As we move forward with great vigor and excitement, we take with us the knowledge that the reason we exist is to serve the communities and individuals who have so greatly contributed to our success.

Michael C. Crapps,
President

James C. Leventis,
Chairman

Hitting Our Stride

In every challenge there is a core of opportunity — a chance not only to endure, but to excel.

From this perspective, the economic landscape of recent years might be among the most opportune we've come to know. Adversity has not been a stranger to the new millennium, and it was certainly on hand to greet 2003. Unemployment persisted, the stock market lagged and deficits surrendered solid footing like pockets of quick-sand. The country was learning just how sluggish an economic recovery can be.

It hardly seemed the time to embrace a plan for growth.

And yet that's exactly what we did. While toil and uncertainty gave others reason to tread water and question their ambitions, they served only to strengthen our resolve. In 2003, First Community Bank clung tightly to a plan of perpetual growth and expansion.

As such, our accomplishments are not unlikely. Nor are they unexpected. Most importantly, they are not exclusive. As always, prosperity extends past these pages and into the homes, businesses and dreams of our community. Those who have shared our values and inspirations now also share our good fortune.

And so it's together that we reach the point where each step propels us further than the last. This is a new level of achievement. It's smart. Efficient. Optimal. And only the beginning.

Managing Momentum

There's no question that 2003 was a breakthrough year. Nor is there any doubt that the prudent decisions of our past are to thank. The reason? The seeds of our recent success were sown at the very beginning.

That beginning was 1995. Community banks had all but disappeared in the post 80s malaise of mergers and acquisitions, and lost with them were the fundamental courtesies that punctuated business in our neighborhoods. It did not take long for us to realize just how much was missing.

In response, we formed First Community Bank — a place for those who, like ourselves, still sought the personal attention and integrity of a local institution. Eight years and seven locations later, we've proven just how relevant our style of banking is to the needs of modern customers. We've demonstrated the value of a strategic vision and the focus to follow it.

By closely managing our growth, we've prospered responsibly. We've been careful not to extend ourselves prematurely or expand beyond our means — all with the idea that when the time came to take things to the next level, we'd be ready. Our foundation would be strong.

That restraint now offers its returns. Our measured approach has proven itself, and we are prepared to capitalize on its rewards.





The Anatomy of Acceleration

It is possible to plan for prosperity. You analyze the variables, presume future circumstances, make allowances for various unknowns. And yet when success does come to pass, you still feel a certain rush. Somewhere between surprise and relief, this excitement propels you forward. It is the confirmation of today's triumphs and the catalyst for tomorrow's growth.

In 2003, this was the kind of energy that permeated First Community Bank. Earnings grew by 23 percent — a remarkable number in this stalled economy, even more noteworthy considering last year's increase of 32.7 percent.

Equally as exciting, the value of our stock increased from $13.30 to $21.75 during 2003. We also saw our loan portfolio increase 21 percent, from $100 million to $121 million. There's little doubt this growth is a direct result of the strategic planning and measured execution that has become the hallmark of First Community Bank.

This year, such statistical benchmarks translated into real benefits for customers and shareholders alike. These are our greatest accomplishments — rewards for those who've helped make our prosperity possible year after year. Moreover, they have all been achieved against the wind of an unforgiving economy.

"You never know how good you are until you go through an economic slowdown," said Mike Crapps, president of First Community Bank. "We're exceptionally proud that our loan portfolio has stood up so well. With the kind of confidence that breeds, we've moved from a steady pace to an accelerated one. We're really taking off."

And the growth is not just on paper. Over the past 12 months, we've made significant strides in expanding our infrastructure. To meet the needs of a market underserved by community banks in northeast Columbia, we began construction of a new banking office at Two Notch and Polo Roads. We look forward to becoming a part of that community as we bring our unique style of banking into the neighborhoods of this rapidly growing area.

For our customers, we continue to place great emphasis on expanding our products and services to meet their changing needs. We added ATMs at our Lexington, Irmo and Forest Acres locations. Now each banking office is equipped to offer round-the-clock service, and customers are given a choice with every transaction. As always, they can enjoy the reassurance of our relaxed style and face-to-face assistance, or they can opt to chart their own convenient course with the latest online and automated services. It's this kind of versatility that's helping us maintain our position as the Midland's premiere community bank.

On the front lines of this evolution are our employees. This year, we placed a greater emphasis on training and career pathing as our staff continues to expand and mature. This is just one of the measures taken to ensure that customer service is always our signature offering. First Community employees all share an inherent desire to make their clients happy; it's the natural by-product of our steadfast adherence to the spirit of independent banking.

KEEPING PACE

First Community Bank began with a spark of promise — an energy that we were able to harness, nurture and grow. But the momentum we've established will require proper maintenance. So we've wasted no time in targeting tomorrow's opportunities.

Our continued success will grow out of an enduring commitment to the customer. As such, we continue our search for new products and services to meet the community's evolving needs. In 2004, we will introduce Free Checking and Overdraft Protection to our consumer market. There's little doubt an expanded product line will help introduce First Community Bank to a new legion of customers, while other new offerings will aid the small businesses that have long been the heart and sole of our institution.

More over, 2004 promises to be another year of capital expansion. After nurturing relationships with existing customers, seeking out new communities is our number one priority and a ceaseless pursuit. We are currently appraising neighborhoods throughout the Midlands to find the next optimal match.

"Continued growth is a big part of our future," said Crapps, "and that means new locations. We are constantly and aggressively looking for communities that share our principles and will welcome our style of banking."

So as yesterday's victories propel us into tomorrow, we pledge our commitment to maintain and build upon the success of 2003. We acknowledge the paced execution that has brought us this far, and we look for the exciting opportunities that lie ahead.



2003 Net Income by Quarter (in thousands)



500
400
300
200
100
0
450,109
459,288
449,056
439,028
1Q
2Q
3Q
4Q



250
200
150
100
50
0
Total Assets (in millions)
Total Loans (in millions)
Total Deposits (in millions)
1999
2000
2001
2002
2003

FINANCIAL APPENDIX

First Community Corporation Selected Financial Data

(Amounts in thousands, except per share data)

	Year ended December 31,				
	2003	2002	2001	2000	1999
Operations Statement Data:					
Net interest income	$ 7,648	$ 7,044	$ 5,523	$ 4,376	$ 3,652
Provision for loan losses	167	677	407	161	210
Non-interest income	1,440	1,232	938	594	481
Non-interest expense	6,158	5,377	4,381	3,306	2,669
Income taxes	965	758	569	519	436
Net income	$ 1,797	$ 1,464	$ 1,104	$ 984	$ 818
Per Share Data:					
Net income diluted (1)	$ 1.08	$ 0.90	$ 0.68	$ 0.61	$ 0.50
Cash dividends	0.19	0.12	-	-	-
Book value at period end (1)	12.21	11.61	10.56	9.70	8.86
Tangible book value at period end (1)	11.74	11.02	9.85	9.70	8.86
Balance Sheet Data:					
Total assets	$ 215,029	$ 195,201	$ 156,555	$ 111,986	$ 94,889
Loans, net	119,304	98,466	86,518	67,110	51,593
Securities	58,954	69,785	46,366	28,735	30,722
Deposits	185,259	168,062	134,402	92,755	76,971
Shareholders' equity	19,509	18,439	16,776	15,369	14,041
Average shares outstanding (1)	1,590	1,588	1,585	1,584	1,584
Performance Ratios:					
Return on average assets	0.88%	0.82%	0.77%	0.94%	0.90%
Return on average equity	9.49%	8.35%	8.00%	6.76%	5.90%
Net interest margin	4.02%	4.26%	4.19%	4.59%	4.33%
Asset Quality Ratios:					
Allowance for loan losses to period end total loans	1. 41%	1.53%	1.14%	1.28%	1.35%
Allowance for loan losses to non-performing assets	2,123.60%	1,059.24%	247.52%	N/A	N/A
Non-performing assets to total assets	.04%	.07%	0.26%	N/A	N/A
Net charge-offs (recoveries) to average loans	(.01%)	.16%	0.35%	0.02%	0.08%
Capital and Liquidity Ratios:					
Tier 1 risk-based capital	13.21%	14.03%	14. 90%	19.30%	22.80%
Total risk-based capital	14.42%	15.28%	15. 90%	20.40%	24.00%
Leverage ratio	8.87%	8.77%	10.00%	13.80%	15.00%
Average loans to average deposits	63.33%	60.71%	68.66%	67.14%	61.80%
Equity to Assets	9.07%	9.45%	10.72%	13.72%	14.80%
Dividend payout ratio	16.81%	13.04%	-	-	-

(1) Adjusted for the June 30, 2001 5% stock dividend and the February 28, 2002 5-for-4 stock split

Management's Discussion and Analysis.

This Report contains statements, which constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and the Securities Exchange Act of 1934. These statements are based on many assumptions and estimates and are not guarantees of future performance. Our actual results may differ materially from those projected in any forward-looking statements, as they will depend on many factors about which we are unsure, including many factors, which are beyond our control. The words "may," "would," "could," "will," "expect," "anticipate," "believe," "intend," "plan," and "estimate," as well as similar expressions, are meant to identify such forward-looking statements. Potential risks and uncertainties include, but are not limited to:

- significant increases in competitive pressure in the banking and financial services industries;
- changes in the interest rate environment which could reduce anticipated or actual margins;
- *changes in political conditions or the legislative or regulatory environment;*
- the level of allowance for loan loss; the rate of delinquencies and amounts of charge-offs;
- the rates of loan growth;
- adverse changes in asset quality and resulting credit risk-related losses and expenses;
- general economic conditions, either nationally or regionally and especially in primary service area, becoming less favorable than expected resulting in, among other things, a deterioration in credit quality;
- changes occurring in business conditions and inflation;
- changes in technology;
- changes in monetary and tax policies;
- changes in the securities markets; and
- other risks and uncertainties detailed from time to time in our filings with the Securities and Exchange Commission.

First Community Corporation is a one bank holding company. The company commenced operations on November 2, 1994. The bank, the company's only subsidiary, began operations on August 17, 1995 from its first office located in Lexington, South Carolina. On September 14, 1995 the company opened its second office located in Forest Acres, South Carolina. The bank now has six offices, all of which are located in either Lexington County or Richland County, South Carolina. The company engages in a general commercial and retail banking business characterized by personalized service and local decision making, emphasizing the banking needs of small to medium-sized businesses, professional concerns and individuals.

The company experienced asset growth during 2003 with assets totaling $215.0 million at December 31, 2003, increasing by 10.1% or $19.8 million from December 31, 2002. The asset growth was primarily funded by deposit growth of $17.2 million or 10.2%. Deposits totaled $185.3 million at December 31, 2003 compared to $168.1 million at December 31, 2002.

The company's net income increased $333,000 in 2003 or 22.7%, over the year ended December 31, 2002. Net income was $1.8 million or $1.08 diluted earnings per share in 2003, compared to $1.5 million or $.90 diluted earnings per share in 2002. On January 24, 2002 the board of directors approved a 5-for-4 stock split payable February 28, 2002. Per share data has been adjusted for all periods to reflect the stock split.

The following discussion describes further our results of operations for 2003 as compared to 2002 (and 2002 compared to 2001) and also analyzes our financial condition as of December 31, 2003 as compared to December 31, 2002. Like most community banks, we derive most of our income from interest we receive on our loans and investments. Our primary source of funds for making these loans and investments is our deposits, on which we pay interest. Consequently, one of the key measures of our success is our amount of net interest income, or the difference between the income on our interest-earning assets, such as loans and investments, and the expense on our interest-bearing liabilities, such as deposits. Another key measure is the spread between the yield we earn on these interest-earning assets and the rate we pay on our interest-bearing liabilities.

We have included a number of tables to assist in our description of these measures. For example, the "Average Balances" table shows the average balance during 2003 and 2002 of each category of our assets and liabilities, as well as the yield we earned or the rate we paid with respect to each category. A review of this table shows that our loans typically provide higher interest yields than do other types of interest earning assets, which is why we intend to channel a substantial percentage of our earning assets into our loan portfolio. Similarly, the "Rate/Volume Analysis" table helps demonstrate the impact of changing interest rates and changing volume of assets and liabilities during the years shown. We also track the sensitivity of our various categories of assets and liabilities to changes in interest rates, and we have included a "Sensitivity Analysis Table" to help explain this. Finally, we have included a number of tables that provide detail about our investment securities, our loans, and our deposits and other borrowings.

There are risks inherent in all loans, so we maintain an allowance for loan losses to absorb probable losses on existing loans that may become uncollectible. We establish and maintain this allowance by charging a provision for loan losses against our operating earnings. In the following section we have included a detailed discussion of this process, as well as several tables describing our allowance for loan losses and the allocation of this allowance among our various categories of loans.

In addition to earning interest on our loans and investments, we earn income through fees and other expenses we charge to our customers. We describe the various components of this noninterest income, as well as our noninterest expense, in the following discussion.

The following discussion and analysis also identifies significant factors that have affected our financial position and operating results during the periods included in the accompanying financial statements. We encourage you to read this discussion and analysis in conjunction with the financial statements and the related notes and the other statistical information also included in this report.

Results of Operations

The company's net income was $1.8 million, or $1.08 diluted earnings per share, for the year ended December 31, 2003, as compared to net income of $1.5 million, or $0.90 diluted earnings per share, for the year ended December 31, 2002, and $1.1 million or $0.68 diluted earnings per share for the year ended December 31, 2001. The increase in net income for 2003 as compared to 2002 resulted primarily from an increase in the level of average earning assets of $24.8 million. The effects of the increase in earning assets was somewhat offset by a decrease in the net interest margin from 4.26% in 2002 as compared to 4.02% during 2003. Net interest income increased from $7.0 million in 2002 to $7.6 million in the year ended December 31, 2003. A lower provision for loan losses during 2003 of $167,000 as compared to $677,000 in 2002 also contributed to the increase in net income for 2003 as compared to 2002. The lower provision for loan losses was possible as a result of the company realizing a substantial recovery on a loan charged off in a previous period. Non interest income increased from $1.2 million in 2002 to $1.4 million in 2003 due primarily to increased deposit service charges resulting from higher average deposit account balances as well as increased fees on the sale of non-deposit investment products. Non-interest expense increased to $6.2 million in 2003 as compared to $5.4 million in 2002. This increase is attributable to increases in all expense categories required to support the continued growth the bank has experienced over the last several years.

The increase in net income from 2002 to 2001 resulted primarily from two factors, which included an increase in the level of average earning assets of $33.7 million as well as an increase of 7 basis points in the net interest margin. Earning assets averaged $131.8 million in 2001 as compared to $165.5 million in 2002. Non-interest income increased from $938,000 in 2001 to $1.2 million in 2002 due to increased deposit service charges and increases in mortgage origination fees. Non-interest expense increased to $5.4 million in 2002 as compared to $4.4 million in 2001. This increase was primarily due to the cost associated with expansion of three branch offices during 1999 through 2001, and expansion of the support infrastructure necessary to support the operation of these new offices.

Net Interest Income

The largest component of operating earnings for the company is net interest income, which is the difference between income earned on assets and interest paid on deposits and borrowings used to support such assets. Net interest income is determined by the rates earned on the company's interest-earning assets and the rates paid on its interest-bearing liabilities, the relative amounts of interest-earning assets and interest-bearing liabilities, and the degree of mismatch and the maturity and repricing characteristics of its interest-earning assets and interest-bearing liabilities.

Net interest income totaled $7.6 million in 2003, $7.0 million in 2002 and $5.5 million in 2001. Net interest spread, the difference between the yield on earning assets and the rate paid on interest-bearing liabilities, was 3.71% in 2003 as compared to 3.91% in 2002 and 3.50% in 2001. The reason for the increase in net interest income between 2003 and 2002 was due to the $24.8 million increase in the level of earning assets between the two periods offset by a decrease of 24 basis point in the net interest margin. The increase in net interest income between 2002 and 2001 was due to the $33.7.million increase in the level of earning assets between the two periods as well as a 7 basis point increase in the net interest margin. In 2003 loans represented 58.8% of average earning assets as compared to 56.8% and 60.3% in 2002 and 2001 respectively. Loans typically provide a higher yield than other types of earning assets and thus one of the company's goals continues to be to grow the loan portfolio as a percentage of earning assets. The yield on earning assets decreased from 5.95% in 2002 to 5.27% in 2003. The yield on earning assets was 7.29% in 2001. The decrease was a result of the historically low market interest rates that existed throughout 2003. This decrease in yield on average earning assets was partially offset by a decrease in the rate paid on interest-bearing liabilities to 1.56% in 2003 from 2.04%, and 3.79% in 2002 and 2001 respectively.

Average Balances, Income, Expenses and Rates. The following tables depict, for the periods indicated, certain information related to the company's average balance sheet and its average yields on assets and average costs of liabilities. Such yields are derived by dividing income or expense by the average balance of the corresponding assets or liabilities. Average balances have been derived from daily averages.

Average Balances, Income, Expenses and Rates

(In thousands)	Year ended December 31, 2003			2002			2001		
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
Assets									
Earning assets									
Loans	$ 111,928	$ 7,582	6.77%	$ 93,992	$ 7,025	7.47%	$ 79,466	$ 6,855	8.63%
Securities	60,261	2,267	3.76%	58,462	2,614	4.47%	40,766	2,310	5.67%
Other short-term investments (2)	18,089	179	.99%	13,074	208	1.59%	11,548	446	3.86%
Total earning assets	190,278	10,028	5.27%	165,528	9,847	5.95%	131,780	9,611	7.29%
Cash and due from banks	6,626			5,359			3,808		
Premises and equipment	7,440			6,644			6,564		
Other assets	2,195			2,362			2,186		
Allowance for loan losses	(1,744)			(1,245)			(1,005)		
Total assets	$ 204,795			$ 178,648			$ 143,333		
Liabilities									
Interest-bearing liabilities									
Interest-bearing transaction accounts	$ 31,892	66	0.21%	$ 27,509	80	0.29%	$ 15,475	118	0.76%
Money market accounts	25,122	231	.92%	27,848	413	1.48%	22,158	716	3.23%
Savings deposits	12,041	84	.70%	8,917	82	.92%	7,155	142	1.98%
Time deposits	75,391	1,927	2.56%	67,500	2,185	3.24%	59,173	2,990	5.05%
Other short term borrowings	7,855	72	.92%	5,305	43	.81%	4,003	122	3.05%
Total interest-bearing liabilities	152,301	2,380	1.56%	137,079	2803	2.04%	107,964	4,088	3.79%
Demand deposits	32,304			23,045			18,149		
Other liabilities	1,243			983			1,121		
Shareholders' equity	18,947			17,541			16,099		
Total liabilities and shareholders' equity	$ 204,795			$ 178,648			$ 143,333		
Net interest spread			3.71%			3.91%			3.50%
Net interest income/margin		$ 7,648	4.02%		$ 7,044	4.26%		$ 5,523	4.19%

(1) All loans and deposits are domestic. Average loan balance includes non-accrual loans.

(2) The computation includes federal funds sold, securities purchased under agreement to resell and interest bearing deposits.

The following table presents the dollar amount of changes in interest income and interest expense attributable to changes in volume and the amount attributable to changes in rate. The combined effect in both volume and rate, which cannot be separately identified has been allocated proportionately to the change due to volume and due to rate.

(In thousands)

	2003 versus 2002 Increase (decrease) due to			2002 versus 2001 Increase (decrease) due to		
	Volume	Rate	Net	Volume	Rate	Net
Assets						
Earning assets						
Loans	$ 1,256	$ (700)	$ 556	$ 631	$ (461)	$ 170
Investment securities	78	(425)	(347)	591	(287)	304
Other short-term investments	64	(92)	(28)	69	(307)	(238)
Total earning assets	1,377	(1,196)	181	842	(606)	236
Interest-bearing liabilities						
Interest-bearing transaction accounts	(11)	25	(14)	(194)	155	(39)
Money market accounts	(37)	(144)	(181)	274	(577)	(303)
Savings deposits	25	(23)	2	51	(111)	(60)
Time deposits	236	(495)	(259)	518	(1,322)	(804)
Other short term borrowings	23	7	30	63	(142)	(79)
Total interest-bearing liabilities	288	(710)	(422)	1,821	(3,106)	(1,285)
Net interest income			$ 603			$ 1,521

Interest Sensitivity.

The company monitors and manages the pricing and maturity of its assets and liabilities in order to diminish the potential adverse impact that changes in interest rates could have on its net interest income. A monitoring technique employed by the company is the measurement of the company's interest sensitivity "gap", which is the positive or negative dollar difference between assets and liabilities that are subject to interest rate repricing within a given period of time. Also, asset/liability modeling is performed by the company to assess the impact varying interest rates and balance sheet mix assumptions will have on net interest income. Interest rate sensitivity can be managed by repricing assets or liabilities, selling securities available-for-sale, replacing an asset or liability at maturity or by adjusting the interest rate during the life of an asset or liability. Managing the amount of assets and liabilities repricing in the same time interval helps to hedge the risk and minimize the impact on net interest income of rising or falling interest rates. The company evaluates interest sensitivity risk and then formulates guidelines regarding asset generation and repricing, funding sources and pricing, and off-balance sheet commitments in order to decrease interest sensitivity risk. Neither the "gap" analysis or asset/liability modeling are precise indicators of the interest sensitivity position of the company due to the many factors that affect net interest income, including changes in the volume and mix of earning assets and interest-bearing liabilities. Due to the fact that market interest rates are at their lowest levels in many years, further declines in interest rates would likely not result in the same magnitude of change in asset and liability repricing and would result in adverse pressure on the company's net interest margin. Certain core deposits may have already repriced to floor levels, making it unlikely that the company could adjust these liability rates by the same magnitude of any further rate declines.

The following table illustrates the company's interest rate sensitivity at December 31, 2003.

Interest Sensitivity Analysis

(In thousands)

	December 31, 2003					
	Within Three Months	After Three Through Six Months	After Six Through Twelve Months	One Year through Five Years	Over Five Years or Nonsensitive	Total
Assets						
Earning assets						
Loans (1)	$ 49,867	$ 5,551	$ 7,462	$ 57,869	$ 179	$ 120,928
Securities	500	6,000	530	30,104	21,820	58,954
Federal funds sold, securities purchased under agreements to resell and other earning assets	19,557					19,557
Total earning assets	69,924	11,551	7,992	87,973	21,999	199,439
Liabilities						
Interest bearing liabilities						
Interest bearing deposits						
NOW accounts	4,250	4,202	8,403	16,806		33,661
Money market accounts	23,355					23,355
Savings deposits	1,403	1,403	2,806	5,611		11,223
Time deposits	26,419	15,668	20,294	17,595		79,976
Total interest-bearing deposits	55,427	21,273	31,503	40,012		148,215
Other short term borrowings	4,101		1,000	4,000		9,101
Total interest-bearing liabilities	59,528	21,273	32,503	44,012		157,316
Period gap	$ 10,396	$ (9,722)	$ (24,511)	$ 43,961	$ 21,999	$ 42,123
Cumulative gap	$ 10,396	$ 674	$ (23,837)	$ 20,124	$ 42,123	
Ratio of cumulative gap to total earning assets	5.2%	.3%	(11.9%)	10.1%	21.1%	

(1) Loan balances do not include non-accrual loans in the amount of $80,000 at December 31, 2003.

The company generally would benefit from increasing market rates of interest when it has an asset-sensitive gap and generally would benefit from decreasing market rates of interest when it is liability sensitive. The company currently is liability sensitive within one year. However, the company's gap analysis is not a precise indicator of its interest sensitivity position. The analysis presents only a static view of the timing of maturities and repricing opportunities, without taking into consideration that changes in interest rates do not affect all assets and liabilities equally. Net interest income is also impacted by other significant factors, including changes in the volume and mix of earning assets and interest-bearing liabilities.

Provision and Allowance for Loan Losses

The company has developed policies and procedures for evaluating the overall quality of its credit portfolio and the timely identification of potential problem credits. Management's judgment as to the adequacy of the allowance is based upon a number of assumptions about future events, which it believes to be reasonable, but which may or may not be valid. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the loan loss allowance will not be required.

Additions to the allowance for loan losses, which are expended as the provision for loan losses on the company's income statement, are made periodically to maintain the allowance at an appropriate level based on management's analysis of the potential risk in the loan portfolio. As of December 31, 2003 management has implemented a system allocating the allowance for loan losses to specific components of the loan portfolio. Prior to December 31, 2003 the allowance was allocated on an overall portfolio basis. Allocation of the allowance to specific loan components is not necessarily indicative of future losses or future allocations. The entire allowance is available to absorb losses in the loan portfolio. The objective of management has been to fund the allowance for loan losses at approximately 1.1% to 1.5% of total loans until a tested historical loss experience has been established. During 2002 management began to build it's allowance to the mid to upper range of this objective due to declining economic conditions and increased charge-offs in 2001 and 2002. During the first six months of 2003 the company recovered certain of these charge-offs and had slightly exceeded its target for the allowance for loan losses. As a result the provision for loan losses was funded at a lower amount throughout 2003 as compared to 2002 and 2001. The amount of the provision is a function of the level of loans outstanding, the level of nonperforming loans, historical loan loss experience, the amount of loan losses actually charged against the reserve during a given period, and current and anticipated economic conditions. Management has also established a loan review process to ensure that its loan loss allowance is adequate. This process includes a review by the management senior credit committee of all loans originated for $100,000 or more. In addition all loan relationships with aggregate credit of $500,000 or more are reviewed annually and loans regardless of amount criticized or classified by management in accordance with regulatory guidelines are reviewed quarterly.

At December 31, 2003 and 2002, the allowance for loan losses amounted to $1.7 million and $1.5 million, respectively. This represents 1.41% and 1.52% of outstanding loans at December 31, 2003 and 2002, respectively. At December 31, 2003, 2002 and 2001 the company had non-accrual loans in the amount of $80,000, $144,000 and $404,000 respectively. There were $96,000, $340,000 and $421,000 in loans delinquent greater than 30 days at December 31, 2003, 2002 and 2001, respectively. There were $109,000 and $24,000 in loans greater than 90 days delinquent at December 31, 2003 and 2002 and none as of December 31, 2001. The provision for loan losses was $167,000, $677,000 and $407,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

Allowance For Loan Losses

(Dollars in thousands)

	Year ended December 31,				
	2003	2002	2001	2000	1999
Average loans outstanding	$ 111,928	$ 93,992	$ 79,466	$ 60,001	$ $46,064
Loans outstanding at period end	$ 121,009	$ 99,991	$ 87,519	$ 67,984	-
Total non-performing loans	$ 80	$ 144	$ 404	-	-
Beginning balance of allowance	$ 1,525	$ 1,000	$ 873	$ 704	$ 532
Loans charged-off:					
1-4 family residential mortgage	27	-	7	-	-
Home equity	-	-	-	5	-
Commercial	157	156	270	-	26
Installment & credit card	51	16	7	2	15
Total loans charged-off	235	172	284	7	41
Recoveries:					
1-4 family residential mortgage	-	-	-	-	-
Home equity	-	19	-	-	-
Commercial	247	1	4	14	3
Installment & credit card	1	-	-	1	-
Total recoveries	248	20	4	15	3
Net loans charged off (recovered)	(13)	152	280	(8)	38
Provision for loan losses	167	677	407	161	210
Balance at period end	$ 1,705	$ 1,525	$ 1,000	$ 873	$ 704
Net charge -offs to average loans	(0.01%)	0.16%	0.35%	(0.02%)	0.08%
Allowance as percent of total loans	1.41%	1.53%	1.14%	1.28%	1.35%
Non-performing loans as % of total loans	0.07%	0.14%	0.46%	-	-
Allowance as % of non-performing loans	2123.60%	1059.03%	247.52%	-	-

Composition of the Allowance For Loan Losses

(In Thousands)

	December, 31 2003	% of loans in category
Commercial, Financial and Agricultural	$ 167	9.5%
Real estate - Construction	214	6.4%
Real estate mortgage:		
Commercial	792	60.1%
Residential	293	9.8%
Consumer	85	14.2%
Unallocated	36	N/A
Total	$ 1,705	100%

Accrual of interest is discontinued on loans when management believes, after considering economic and business conditions and collection efforts, that a borrower's financial condition is such that the collection of interest is doubtful. A delinquent loan is generally placed in nonaccrual status when it becomes 90 days or more past due. At the time a loan is placed in nonaccrual status, all interest, which has been accrued on the loan but remains unpaid is reversed and deducted from earnings as a reduction of reported interest income. Interest income is subsequently recognized only to the extent cash payments are received first to principal and then to interest income.

Potential Problem Loans. A potential problem loan is one in which management has serious doubts about the borrower's future performance under the terms of the loan contract. These loans are current as to principal and interest and, accordingly, they are not included in nonperforming assets categories. At December 31, 2003, the company had no loans considered by management to be potential problem loans. The level of potential problem loans is one factor to be used in the determination of the adequacy of the allowance for loan losses.

Noninterest Income and Expense

Noninterest Income. The company's primary source of noninterest income is service charges on deposit accounts. In addition, the company originates mortgage loans that are closed in the name of a third party for which the company receives a fee. Other sources of noninterest income are derived from commissions on sale of non-deposit investment products, bankcard fees, commissions on check sales, safe deposit box rent, wire transfer and official check fees. Noninterest income for the year ended December 31, 2003, was $1.4 million as compared to $1.2 million for 2002, an increase of $208,000 or 16.9%. This increase is primarily a result of the growth in deposit account balances and the related deposit account fees. Deposit account fees amounted to $700,000 in 2003 as compared to $587,000 in 2002. Mortgage loan fee income increased to $343,000 for the year ended December 31, 2003 as compared to $300,000 in 2002. This increase was attributable to the continued low market interest rates throughout 2003 which resulted in more new home sales and significant mortgage refinancings. Commissions on the sale of non-deposit investment products increased $84,000 from $116,000 in 2002 to $200,000 in 2003. The company continues to place emphasis on sources of noninterest income by attempting to increase mortgage loan fee income and commissions on the sale of non-deposit investment products.

Noninterest income amounted to $938,000 in 2001. The increase in 2002 of $294,000 or 31.3% as compared to 2001 is also primarily attributable to increased deposit account balances and the related deposit account fees. Deposit account fees increased $112,000 or 23.5% in 2002 as compared to 2001. In addition mortgage loan fees increased $83,000 from $217,000 in 2001 to $300,000 in 2002. As mentioned previously record low market interest rates contributed significantly to increased new home sales and home refinancings throughout 2002.

Noninterest Expense. In the very competitive financial services industry, management recognizes the need to place a great deal of emphasis on expense management and continually evaluates and monitors growth in discretionary expense categories in order to control future increases. The company has expanded its branch network over the last four years and has announced the opening of its seventh office in the second quarter of 2004. Along with this branch expansion the company has continued to improve the support infrastructure to enable the company to effectively manage the growth experienced over the last four years. As a result of management's expansion strategy all categories of noninterest expense have continued to increase over the last four years. Management anticipates that they will continue to seek de-novo branch expansion opportunities in key markets within the midlands of South Carolina.

Noninterest expense increased to $6.2 million for the year ended December 31, 2003 from $5.4 million for the year ended December 31, 2002. Salary and employee benefits increased $567,000 in 2003 as compared to 2002. This increase results from an increase of 12 full time equivalent employees from 58 at December 31, 2002 to 70 at

December 31, 2003. In addition, during 2002 the company added 6 new positions. All of these positions have been added to support the continued growth of the bank both in operation areas and branch offices. Equipment expense increased by $174,000 or 27.7%, in 2003, as compared to 2002. This is primarily attributable to increased depreciation and maintenance contract expense related to equipment purchased to upgrade and improve existing technology. During 2003 the company introduced an internet banking product, upgraded the teller and new account platform systems and upgraded the ATM and debit card processing system. In addition, the company installed ATM's at three branch locations that previously did not provide this service. The company continues to evaluate its technology systems in order to enhance its delivery of services. Noninterest expense in 2003, 2002 and 2001 includes amortization of the deposit premium intangible of $179,000, $185,000 and $124,000, respectively related to the acquisition of the Chapin office in February 2001. The deposit premium of $1.2 million is being amortized over a period of seven years. Marketing and public relations expense for 2003 increased by $29,000 as a result of planned increases in advertising to include the continued use of television media in our markets which was started in 2002.

Noninterest expense increased to $5.4 million for the year ended December 2002 from $4.4 million for the year ended December 31, 2001. Salary and employee benefit expense increased $384,000 in 2002 as compared to 2001. This increase resulted from an increase of 6 full time equivalent employees from 52 at December 31, 2001 to 58 at December 31, 2002. Equipment expense increased by $103,000 in 2002 as compared to 2001. During 2002 the company introduced check imaging and upgraded its telecommunications and data network systems. Marketing and public relations expense increased by $97,000 in 2002 as compared to 2001. This increase is attributable to planned increases in advertising to include the use of television media in our markets.

THE FOLLOWING TABLE SETS FORTH FOR THE PERIODS INDICATED THE PRIMARY COMPONENTS OF NON-INTEREST EXPENSE:
(IN THOUSANDS)

	Year ended December 31.		
	2003	2002	2001
Salary and employee benefits	$ 3,307	$ 2,740	$ 2,356
Occupancy	395	340	294
Equipment	803	629	526
Marketing and public relations	273	244	147
Data processing	87	86	77
Supplies	126	161	110
Telephone	147	128	103
Correspondent services	78	72	78
Insurance	141	113	86
Professional fees	194	176	94
Postage	85	75	78
Amortization of intangibles	179	185	124
Other	343	428	308
	$ 6,158	$ 5,377	$ 4,381

Income Tax Expense

Income tax expenses for the year ended December 31, 2003 were $965,000 or 34.9% of income before taxes as compared to $758,000 and 34.1% of income before taxes for the year ended December 31, 2002. Income taxes for 2001 were $569,000 or 34.0% of income before taxes. The company recognizes deferred tax assets for future deductible amounts resulting from differences in the financial statement and tax bases of assets and liabilities and operating loss carry forwards. A valuation allowance is then established to reduce the deferred tax asset to the level that it is more likely than not that the tax benefit will be realized. At current established federal and state statutory income tax rates it is anticipated that income tax expense for the company will remain approximately 34.0% to 35.0 % of income before taxes in the future.

Financial Position

Total assets at December 31, 2003 were $215.0 million as compared to $195.2 million at December 31, 2002. Average earning assets increased to $190.3 million during 2003 as compared to $165.5 million during 2002. Asset growth included a net increase in loans of $21.0 million from $100.0 million at December 31, 2002 to $121.0 million at December 31, 2003. Investment securities decreased $10.8 million from $69.8 million at year end 2002 to $59.0 million at December 31, 2003. The growth in assets was primarily funded by an increase in deposit account balances of $17.2 million from $168.1 million at December 31, 2002 to $185.3 million at December 31, 2003. During August 2003 the company borrowed $5.0 million in advances from the Federal Home Loan Bank of Atlanta (FHLB). The advances are collateralized by investment securities held in safekeeping at the FHLB. Shareholders' equity totaled $19.5 million at December 31, 2003 as compared to $18.4 million at December 31, 2002. This increase was a result of retained earnings of $1.5 million offset by a decrease of the unrealized gain on available-for-sale securities of $526,000 during 2003.

Earning Assets

Loans. Loans typically provide higher yields than the other types of earning assets, and thus one of the bank's goals is to have loans be the largest category of the bank's earning assets. At December 31, 2003 loans accounted for 60.6% of earning assets as compared to 58.6% of earning assets at December 31, 2002. Associated with the higher loan yields are the inherent credit and liquidity risks which management attempts to control and counterbalance. Management is committed to achieving its asset mix goals without sacrificing asset quality. Loans averaged $111.9 million during 2003, as compared to $100.0 million in 2002.

The following table shows the composition of the loan portfolio by category

(In thousands)

	December 31,									
	2003		2002		2001		2000		1999	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Commercial, financial & agricultural	$ 11,518	9.5%	$ 10,688	10.7%	$ 12,408	14.2%	$ 12,414	18.3%	$ 10,833	9.5%
Real estate:										
Construction	7,782	6.4%	7,533	7.5%	10,126	11.6%	3,879	5.7%	4,943	6.4%
Mortgage - residential	11,804	9.8%	11,055	11.1%	9,272	10.6%	8,327	12.2%	7,849	9.8%
Mortgage - commercial	72,668	60.1%	55,290	55.3%	41,744	47.7%	31,525	46.4%	20,140	60.1%
Consumer	17,237	14.2%	15,425	15.4%	13,968	15.9%	11,839	17.4%	8,532	14.2%
Total gross loans	121,009	100.0%	99,991	100.0%	87,518	100.0%	67,984	100.0%	52,297	100.0%
Allowance for loan losses	(1,705)		(1,525)		(1,000)		(873)		(704)	
Total net loans	$119,303		$ 98,466		$ 86,518		$ 67,111		$ 51,593	

In the context of this discussion, a real estate mortgage loan is defined as any loan, other than loans for construction purposes, secured by real estate, regardless of the purpose of the loan. The company follows the common practice of financial institutions in the company's market area of obtaining a security interest in real estate whenever possible, in addition to any other available collateral. This collateral is taken to reinforce the likelihood of the ultimate repayment of the loan and tends to increase the magnitude of the real estate loan components. Generally the company limits the loan-to-value ratio to 80%. The principal components of the company's loan portfolio, at year-end 2003 and 2002, were commercial mortgage loans in the amount of $72.7 million and $55.3 million, representing 60.1% and 55.3% of the portfolio, respectively. Significant portions of these commercial mortgage loans are made to finance owner-occupied real estate. Management maintains a conservative philosophy regarding its underwriting guidelines, and believes it will reduce the risk elements of its loan portfolio through strategies that diversify the lending mix.

The repayment of loans in the loan portfolio as they mature is a source of liquidity for the company. The following table sets forth the company's loans maturing within specified intervals at December 31, 2003.

Loan Maturity Schedule and Sensitivity to Changes in Interest Rates

(In thousands)

	December 31, 2003			
	One Year or Less	Over One Year Through Five Years	Over Five Years	Total
Commercial, financial & agricultural	$ 4,408	$ 7,056	$ 54	$ 11,518
Real estate - construction	7,462	320	-	7,782
All other loans	13,245	77,908	10,556	101,709
	$ 25,115	$ 85,284	$ 10,610	$ 121,009

Loans maturing after one year with:	
Fixed interest rates	$ 67,620
Floating interest rates	28,274
	$ 95,894

The information presented in the previous table is based on the contractual maturities of the individual loans including loans which may be subject to renewal at their contractual maturity. Renewal of such loans is subject to review and credit approval, as well as modification of terms upon their maturity.

Investment Securities.

The investment securities portfolio is a significant component of the company's total earning assets. Total securities averaged $60.3 million in 2003, as compared to $58.5 million in 2002. This represents 31.7% and 35.3% of the average earning assets for the year ended December 31, 2003 and 2002, respectively. The objective of the company in its management of the investment portfolio is to maintain a portfolio of high quality, highly liquid investments with returns competitive with short term U.S. Treasury or agency obligations. This policy is particularly important as the company continues to emphasize increasing the percentage of the loan portfolio to total earning assets. At December 31, 2003, the weighted average life of the portfolio was 2.9 years and the weighted average tax equivalent yield was 4.0%. The company primarily invests in U.S. Treasury securities and securities of other U. S. Government agencies with maturities up to five years.

The following table shows the investment portfolio composition

(In thousands)

	December 31,		
	2003	2002	2001
Securities available for sale at fair value:			
U.S. Treasury	$ 3,027	$ 4,338	$ 6,357
U.S. Government agencies	35,596	45,919	24,282
Mortgage-backed securities	14,395	13,812	11,039
Other	941	699	589
	53,959	64,768	42,267
Securities held to maturity at amortized cost:			
State and local government	4,985	5,007	4,008
Other	10	10	10
	4,995	5,117	4,089
Total	$58,954	$69,885	$46,356

The following table shows, at carrying value, the scheduled maturities and average yields of securities held.

Investment Securities Maturity Distribution and Yields (1)

(In thousands)

	December 31, 2003							
	Within One Year		After One But Within Five Years		After Five But Within Ten Years		After Ten Years	
Held-to-maturity:	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
State and local government	$		$ 951	3.79%	$ 2,779	3.95%	$ 1,255	4.06%
Other					10	5.85%		
Total investment securities held-to-maturity			951	3.79%	2,789	3.96%	1,255	4.06%
Available-for-sale:								
U.S. treasury	3,027	2.70%						
U.S. government agencies	3,501	2.57%	21,003	3.75%	11,083	4.33%		
Mortgage-backed securities	-		524	5.73%	5,178	3.99%	8,702	4.39%
Other	-						941	5.25%
Total investment securities available-for-sale	6,528	2.63%	21,527	3.75%	16,261	4.22%	9,643	4.47%
Total investment securities	$ 6,528	2.63%	$ 22,478	3.75%	$ 19,050	4.18%	$ 10,898	4.42%

(1) Investments with a call feature are shown as of the contractual maturity date.Short-Term Investments.

Short-term investments, which consist of federal funds sold, securities purchased under agreements to resell and interest bearing deposits, averaged $18.1million in 2003, as compared to $13.1 million in 2002 and $11.5 million in 2001. At December 31, 2003, short-term investments totaled $19.6 million. These funds are a primary source of the company's liquidity and are generally invested in an earning capacity on an overnight basis.

Deposits and Other Interest-Bearing Liabilities

Deposits. Average deposits were $176.8 million during 2003, compared to $154.8 million during 2002. Average interest-bearing deposits were $144.4 million in 2003, as compared to $131.7 million in 2002.

The following table sets forth the deposits of the company by category.

(In thousands)

	December 31,					
	2003		2002		2001	
	Amount	% of Deposits	Amount	% of Deposits	Amount	% of Deposits
Demand deposit accounts	$ 37,045	20.0%	$ 27,124	16.1%	$ 19,687	14.7%
NOW accounts	33,660	18.2%	30,207	18.0%	15,415	11.5%
Money market accounts	23,355	12.6%	27,920	16.6%	24,050	17.9%
Savings accounts	11,223	6.0%	9,818	5.8%	7,774	5.8%
Time deposits less than $100,000	45,125	24.4%	46,647	27.8%	40,906	30.4%
Time deposits more than $100,000	34,850	18.8%	26,346	15.7%	26,570	19.7%
	$ 185,258	100.0%	$ 168,062	100.0%	$ 134,402	100.0%

Core deposits, which exclude certificates of deposit of $100,000 or more, provide a relatively stable funding source for the company's loan portfolio and other earning assets. The company's core deposits were $150.4 million, $141.7 million and $107.8 million at December 31, 2003, 2002 and 2001, respectively. A stable base of deposits are expected to be the company's primary source of funding to meet both its short-term and long-term liquidity needs in the future.

The maturity distribution of the company's time deposits is shown in the following table.

Maturities of Certificates of Deposit and Other Time Deposits of $100,000 or more

(In thousands)	December 31, 2003				
	Within Three Months	After Three Through Six Months	After Six Through Twelve Months	After Twelve Months	Total
Certificates of deposit of $100,000 or more	$ 15,696	$ 4,806	$ 8,722	$ 5,626	$ 34,850

There were no other Time Deposits of $100,000 or more at December 31, 2003.

Large certificate of deposit customers tend to be extremely sensitive to interest rate levels, making these deposits less reliable sources of funding for liquidity planning purposes than core deposits. Some financial institutions partially fund their balance sheets using large certificates of deposit obtained through brokers. These brokered deposits are generally expensive and can be unreliable as long-term funding sources. Accordingly, the company does not currently accept brokered deposits.

Borrowed funds. Borrowed funds consist primarily of short-term borrowings in the form of securities sold under agreements to repurchase, and Federal Home Loan Bank advances. Short term borrowings averaged $6.0 million and $5.2 million during 2003 and 2002, respectively. The repurchase agreements are generally originated with customers that have other relationships with the company and tend to provide a stable and predictable source of funding. Repurchase agreements averaged $6.0 million and $5.2 million during 2003 and 2002, respectively. As a member of the Federal Home Loan Bank of Atlanta (FHLB Atlanta) the bank has access to advances from the FHLB Atlanta for various terms and amounts. During 2003 the average outstanding advances amounted to $1.9 million. There were no advances in 2002.

The following is a schedule of the maturities for Federal Home Loan Bank Advances as of December 31, 2003:

(In thousands)

Maturing	Amount	Rate
2004	$1,000	1.60%
2005	2,500	2.08%
2006	1,500	2.83%
	$5,000	2.24%

Capital

Total shareholders' equity as of December 31, 2003 was $19.5 million, an increase of $1.1 million or approximately 6.0% compared with shareholders' equity of $18.4 million as of December 31, 2002. This increase was attributable to net income for the year ended December 31, 2003 of $1.7 million offset by a decrease in the net unrealized gain of $526,000 net of tax effect in the market value of investment securities available-for-sale. During the second quarter of 2002 the company paid its first quarterly cash dividend of $0.04 per share. Subsequent to this first cash dividend the company paid a $0.04 per share dividend in the third and fourth quarter of 2002. The company paid a $.04 per share dividend in the first quarter of 2003 and a $.05 per share dividend for the second through the fourth quarter of 2003. Total dividends paid in 2003 and 2002 amounted to $302,000 and $191,000, respectively. The company introduced a dividend reinvestment plan in the third quarter of 2003. The plan allows existing shareholders the option of reinvesting cash dividends as well as making optional purchases of up to $5,000 in the purchase of common stock per quarter.

Under the capital guidelines of the Federal Reserve and the OCC, the company and the bank are currently required to maintain a minimum risk-based total capital ratio of 8%, with at least 4% being Tier 1 capital. Tier 1 capital consists of common shareholders' equity, qualifying perpetual preferred stock, and minority interests in equity accounts of consolidated subsidiaries, less goodwill. In addition, the bank must maintain a minimum Tier 1 leverage ratio (Tier 1 capital to total assets) of at least 4%, but this minimum ratio is increased by 100 to 200 basis points for other than the highest-rated institutions.

The company and the bank exceeded their regulatory capital ratios, as set forth in the following table.

Analysis of Capital (In thousands)	Required Amount	%	Actual Amount	%	Excess Amount	%
The Bank:						
December 31, 2003						
Risk Based Capital						
Tier 1	$ 5,613	4.0%	$ 15,295	10.9%	$ 9,682	6.9%
Total Capital	11,225	8.0%	17,000	12.1%	5,775	4.1%
Tier 1 Leverage	8,280	4.0%	15,295	7.4%	7,015	3.4%
December 31, 2002						
Risk Based Capital						
Tier 1	$ 4,775	4.0%	$ 13,559	11.4%	$ 8,748	7.4%
Total Capital	9,551	8.0%	15,052	12.6%	5,501	4.6%
Tier 1 Leverage	7,576	4.0%	13,559	7.2%	5,983	3.2%
The Company:						
December 31, 2003						
Risk Based Capital						
Tier 1	$ 5,635	4.0%	$ 18,607	13.2%	$ 12,972	9.2%
Total Capital	11,269	8.0%	20,312	14.4%	9,043	6.4%
Tier 1 Leverage	8,395	4.0%	18,607	8.9%	11,072	4.9%
December 31, 2002						
Risk Based Capital						
Tier 1	$ 4,797	4.0%	$ 16,831	14.0%	$ 11,834	10.0%
Total Capital	9,594	8.0%	18,330	15.3%	8,736	7.3%
Tier 1 Leverage	7,679	4.0%	16,831	8.8%	9,152	4.8%

On July 10, 1998 the Company closed a secondary offering in which 679,218 additional shares (adjusted for the June 30, 2001 5% stock dividend and the February 28, 2002 5-for-4 stock split) were issued with proceeds after offering expenses of approximately $6.6 million. Approximately $4.1 million of the proceeds from this offering were used to provide additional capital to the bank. The company is using the proceeds of the secondary offering to support its continued growth and believe that its capital resources are adequate to meet its operating needs.

Liquidity Management

Liquidity management involves monitoring the company's sources and uses of funds in order to meet its day-to-day cash flow requirements while maximizing profits. Liquidity represents the ability of a company to convert assets into cash or cash equivalents without significant loss and to raise additional funds by increasing liabilities. Liquidity management is made more complicated because different balance sheet components are subject to varying degrees of management control. For example, the timing of maturities of the investment portfolio is very predictable and subject to a high degree of control at the time investment decisions are made. However, net deposit inflows and outflows are far less predictable and are not subject to nearly the same degree of control. Asset liquidity is provided by cash and assets which are readily marketable, or which can be pledged, or which will mature in the near future. Liability liquidity is provided by access to core funding sources, principally the ability to generate customer deposits in the company's market area. In addition, liability liquidity is provided through the ability to borrow against approved lines of credit (federal funds purchased) from correspondent banks and to borrow on a secured basis through securities sold under agreements to repurchase. The bank is a member of the FHLB Atlanta and has the ability to obtain advances for various periods of time. These advances will be secured by securities pledged by the bank or assignment of specific loans within the bank's portfolio.

With the successful completion of the common stock offering in 1995 and the secondary offering completed in July 1998, the company has maintained a high level of liquidity that has been adequate to meet planned capital expenditures, as well as providing the necessary cash requirements of the company and the bank needed for operations. The company's funds sold and short term interest bearing deposits position, its primary source of liquidity, averaged $18.1 million during the year ended December 31, 2003, and was $19.6 million at December 31, 2003. The company also maintains federal funds purchased lines, in the amount of $6.5 million with several financial institutions, although these have not been utilized in 2003. The FHLB Atlanta has approved a line of credit of up to 15% of the bank assets which would be collateralized by a pledge against specific investment securities. Management regularly reviews the liquidity position of the company and has implemented internal policies establishing guidelines for sources of asset based liquidity and limit the total amount of purchased funds used to support the balance sheet and funding from non core sources. Management believes that its existing stable base of core deposits along with continued growth in this deposit base will enable the company to meet its long term liquidity needs successfully.

Impact of Inflation

Unlike most industrial companies, the assets and liabilities of financial institutions such as the company and the bank are primarily monetary in nature. Therefore, interest rates have a more significant effect on the company's performance than do the effects of changes in the general rate of inflation and change in prices. In addition, interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. As discussed previously, management seeks to manage the relationships between interest sensitive assets and liabilities in order to protect against wide interest rate fluctuations, including those resulting from inflation.

Consolidated Balance Sheets

	December 31, 2003	December 31, 2002
ASSETS		
Cash and due from banks	$ 6,926,341	$ 7,698,671
Interest-bearing bank balances	2,221,397	935,536
Federal funds sold and securities purchased under agreements to resell	17,335,461	9,209,069
Investment securities - available-for-sale	53,958,799	64,767,700
Investment securities - held-to-maturity (market value of $5,169,282 and $5,160,669 at December 31, 2003 and 2002, respectively)	4,994,896	5,016,990
Loans	121,008,673	99,991,248
Less, allowance for loan losses	1,705,082	1,525,308
Net loans	119,303,591	98,465,940
Property, furniture and equipment - net	7,981,611	6,811,540
Intangible assets	763,585	942,295
Other assets	1,543,008	1,352,974
Total assets	$ 215,028,689	$ 195,200,715
LIABILITIES		
Deposits:		
Non-interest bearing demand	$ 37,043,600	$ 27,124,475
NOW and money market accounts	57,015,473	58,127,157
Savings	11,222,761	9,818,007
Time deposits less than $100,000	45,125,843	46,646,739
Time deposits $100,000 and over	34,850,195	26,346,095
Total deposits	185,257,872	168,062,473
Federal Home Loan Bank advances	5,000,000	-
Securities sold under agreements to repurchase	3,941,000	7,306,064
Other borrowed money	160,076	164,287
Other liabilities	1,160,927	1,229,168
Total liabilities	195,519,875	176,761,992
SHAREHOLDERS EQUITY		
Preferred stock, par value $1.00 per share; 10,000,000 shares authorized; none issued and outstanding		
Common stock, par value $1.00 per share; 10,000,000 shares authorized; issued and outstanding 1,597,224 in 2003 and 1,587,970 in 2002	1,597,224	1,587,970
Additional paid in capital	12,862,715	12,771,383
Retained earnings	4,909,742	3,414,234
Accumulated other comprehensive income	139,133	665,136
Total shareholders equity	19,508,814	18,438,723
Total liabilities and shareholders equity	$ 215,028,689	$ 195,200,715

See Notes to Consolidated Financial Statements

Consolidated Statements of Income

	Year Ended December 31, 2003	2002	2001
Interest income:			
Loans, including fees	$ 7,581,751	$ 7,025,363	$ 6,855,382
Investment securities - available-for-sale	2,069,345	2,427,970	2,183,435
Investment securities - held-to-maturity	198,234	186,206	126,961
Other short term investments	179,030	207,577	445,469
Total interest income	10,028,360	9,847,116	9,611,247
Interest expense:			
Deposits	2,307,974	2,759,818	3,966,442
Securities sold under agreement to repurchase	29,704	41,601	118,796
Other borrowed money	42,934	1,380	3,066
Total interest expense	2,380,612	2,802,799	4,088,304
Net interest income	7,647,748	7,044,317	5,522,943
Provision for loan losses	167,000	677,000	407,300
Net interest income after provision for loan losses	7,480,748	6,367,317	5,115,643
Non-interest income:			
Deposit service charges	700,359	586,918	475,331
Mortgage origination fees	343,472	300,363	217,074
Gain on sale of securities	-	60,616	-
Other	395,973	284,359	245,680
Total non-interest income	1,439,804	1,232,256	938,085
Non-interest expense:			
Salaries and employee benefits	3,306,714	2,740,255	2,356,126
Occupancy	395,380	340,269	294,438
Equipment	803,482	629,119	526,251
Marketing and public relations	273,257	244,334	147,138
Amortization of intangibles	178,710	185,280	123,520
Other	1,200,638	1,238,255	933,180
Total non-interest expense	6,158,181	5,377,512	4,380,653
Net income before tax	2,762,371	2,222,061	1,673,075
Income taxes	964,890	757,701	569,421
Net income	$ 1,797,481	$ 1,464,360	$ 1,103,654
Basic earnings per common share	$ 1.13	$ 0.92	$ 0.69
Diluted earnings per common share	$ 1.08	$ 0.90	$ 0.68

See Notes to Consolidated Financial Statements

Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income

	Shares Issued	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance December 31, 2000	1,207,177	$ 1,207,177	$ 12,248,087	$ 1,916,237	$ (2,737)	$ 15,368,764
Comprehensive income:						
Net income				1,103,654		1,103,654
Accumulated other comprehensive income, net of income tax of $141,041					274,975	274,975
Total comprehensive income						1,378,629
5% stock dividend	60,282	60,282	813,807	(875,280)		(1,191)
Stock options exercised	3,150	3,150	26,850			30,000
Balance December 31, 2001	1,270,609	1,270,609	13,088,744	2,144,611	272,238	16,776,202
Comprehensive income:						
Net income				1,464,360		1,464,360
Accumulated other comprehensive income, net of income tax of $217,860					392,898	392,898
Total comprehensive income						1,857,258
5-for-4 stock split	317,361	317,361	(317,361)	(4,181)		(4,181)
Cash dividend ($0.12 per share)				(190,556)		(190,556)
Balance December 31, 2002	1,587,970	1,587,970	12,771,383	3,414,234	665,136	18,438,723
Comprehensive income:						
Net income				1,797,481		1,797,481
Accumulated other comprehensive loss, net of income tax benefit of $299,069					(526,003)	(526,003)
Total comprehensive income						1,271,478
Cash dividend ($0.19 per share)				(301,973)		(301,973)
Exercise of stock options	6,923	6,923	45,909			52,832
Dividend reinvestment plan	2,331	2,331	45,423			47,754
Balance December 31, 2003	1,597,224	$ 1,597,224	$ 12,862,715	$ 4,909,742	$ 139,133	$ 19,508,814

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

	Year Ended December 31,		
	2003	2002	2001
Cash flows from operating activities:			
Net income	$ 1,797,481	$ 1,464,360	$ 1,103,654
Adjustments to reconcile net income to net cash used in operating activities:			
Depreciation	631,356	502,666	469,479
Premium amortization (Discount accretion)	225,564	146,623	(124,558)
Provision for loan losses	167,000	677,000	407,300
Amortization of intangibles	178,710	185,280	161,445
Gain on sale of securities	-	(60,616)	-
Increase in other assets	109,035	(382,533)	(294,670)
Increase (decrease) in accounts payable	(68,241)	64,884	375,716
Net cash provided in operating activities	3,040,905	2,597,664	2,098,366
Cash flows from investing activities:			
Purchase of investment securities available-for-sale	(39,509,065)	(55,130,066)	(56,263,765)
Maturity/call of investment securities available-for-sale	49,297,109	33,207,257	40,263,667
Purchase of investment securities held-to-maturity	(767,685)	(951,762)	(2,590,493)
Maturity/call of investment securities held-to-maturity	760,000	-	1,500,000
Increase in loans	(21,004,651)	(12,624,773)	(19,794,785)
Acquisition of branch	-	-	11,899,144
Purchase of property and equipment	(1,801,427)	(817,231)	(896,268)
Net cash used in investing activities	(13,025,719)	(36,316,575)	(25,882,500)
Cash flows from financing activities:			
Increase (decrease) in deposit accounts	17,195,399	33,660,817	28,469,970
Advances from the Federal home Loan Bank	5,000,000		
Increase in securities sold under agreements to repurchase	(3,365,064)	3,255,364	1,101,300
Increase (decrease) in other borrowings	(4,211)	1,938	38,269
Proceeds from exercise of stock options	52,832	-	30,000
Dividend reinvestment plan	47,754		
Cash in lieu of fractional shares	-	(4,181)	(1,191)
Cash dividends paid	(301,973)	(190,556)	
Net cash provided from financing activities	18,624,737	36,723,382	29,638,348
Net increase in cash and cash equivalents	8,639,923	3,004,471	5,854,214
Cash and cash equivalents at beginning of period	17,843,276	14,838,805	8,984,591
Cash and cash equivalents at end of period	$ 26,483,199	$ 17,843,276	$ 14,838,805
Supplemental disclosure:			
Cash paid during the period for:			
Interest	$ 2,431,318	$ 2,754,208	$ 3,938,716
Taxes	$ 1,000,000	$ 818,000	$ 526,534
Non-cash investing and financing activities:			
Unrealized (loss) gain on securities available-for-sale	$ (825,072)	$ 610,758	$ 416,016

See Notes to Consolidated Financial Statements

NOTE 1 -ORGANIZATION AND BASIS OF PRESENTATION

The consolidated financial statements include the accounts of First Community Corporation (the company) and its wholly owned subsidiary First Community Bank, N.A (the bank). All material intercompany transactions are eliminated in consolidation. The company was organized on November 2, 1994, as a South Carolina corporation, and was formed to become a bank holding company. The bank opened for business on August 17, 1995.

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. These principles require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the reserve for loan losses. The estimation process includes management's judgment as to future losses on existing loans based on an internal review of the loan portfolio, including an analysis of the borrower's current financial position, the consideration of current and anticipated economic conditions and the effect on specific borrowers. In determining the collectibility of loans management also considers the fair value of underlying collateral. Various regulatory agencies, as an integral part of their examination process, review the bank's allowance for loan losses. Such agencies may require the bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination. Because of these factors it is possible that the allowance for loan losses could change materially.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, due from banks, federal funds sold and securities purchased under agreements to resell. Generally federal funds are sold for a one-day period and securities purchased under agreements to resell mature in less than 90 days.

Investment Securities

Investment securities are classified as either held-to-maturity or available-for-sale. In determining such classification, securities that the company has the positive intent and ability to hold to maturity are classified as held-to maturity and are carried at amortized cost. All other securities are classified as available-for-sale and carried at estimated fair values with unrealized gains and losses included in shareholders equity on an after tax basis.

Gains and losses on the sale of available-for-sale securities are determined using the specific identification method. Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are judged to be other than temporary are written down to fair value and charged to income in the Consolidated Statement of Income.

Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

Loans and Allowance for Loan Losses

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal balance adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest is recognized over the term of the loan based on the loan balance outstanding. Fees charged for originating loans, if any, are deferred and offset by the deferral of certain direct expenses associated with loans originated. The net deferred fees are recognized as yield adjustments by applying the interest method.

The allowance for loan losses is maintained at a level believed to be adequate by management to absorb potential losses in the loan portfolio. Management's determination of the adequacy of the allowance is based on an evaluation of the portfolio, past loss experience, economic conditions and volume, growth and composition of the portfolio.

The company considers a loan to be impaired when, based upon current information and events, it is believed that the company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans that are considered impaired are accounted for at fair value. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due, generally when a loan becomes 90 days past due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received first to principal and then to interest income.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the asset's estimated useful life. Estimated lives range up to 39 years for buildings and up to 10 years for furniture, fixtures and equipment.

Intangible Assets

Intangible assets consist primarily of core deposit premiums and goodwill resulting from the company's acquisition of a branch office during 2001. Core deposit intangibles are being amortized over 7 years on a straight-line basis. Goodwill is not amortized but tested annually for impairment.

Comprehensive Income

The company reports comprehensive income in accordance with SFAS 130, Reporting Comprehensive Income. SFAS 130 requires that all items that are required to be reported under accounting standards as comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The disclosure requirements have been included in the company's consolidated statements of shareholders equity and comprehensive income.

Marketing and Public Relations Expense

The company expenses marketing and public relations expense as incurred

Income Taxes

A deferred income tax liability or asset is recognized for the estimated future effects attributable to differences in the tax bases of assets or liabilities and their reported amounts in the financial statements as well as operating loss and tax credit carryforwards. The deferred tax asset or liability is measured using the enacted tax rate expected to apply to taxable income in the period in which the deferred tax asset or liability is expected to be realized or liquidated.

Stock Based Compensation Cost

The company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees . Accordingly, compensation cost for stock options is measured as the excess, if any, of the market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123) was issued in October 1995, and encourages but does not require, adoption of a fair value method of accounting for employee stock based compensation plans. The company has adopted the disclosure-only provisions of SFAS 123 and has disclosed in the footnotes pro-forma net income and earnings per share information as if the fair value method had been applied.

Earnings Per Share

Basic earnings per share (EPS) excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income by the weighted number of average shares of common stock and common stock equivalents. Common stock equivalents consist of stock options and are computed using the treasury stock method.

Segment Information

Statement of Financial Accounting Standards No. 131 Disclosures about Segments of an Enterprise and Related Information requires selected segment information of operating segments based on a management approach. The company operates as one business segment.

Note 3 -PURCHASE OF BRANCH OFFICE

On February 9, 2001, the bank purchased certain assets and assumed certain liabilities associated with the Chapin, South Carolina branch of Newberry Federal Savings Bank. The acquisition was accounted for as a purchase. The premium paid for deposit liabilities and other intangible assets recorded as a result of this transaction are being amortized on a straight-line basis over a period of seven years. Summarized below are the assets and liabilities recorded as a result of the purchase.

Cash and cash equivalents	$	11,343,432
Loans		20,254
Premises and equipment		692,456
Other assets, including deposit premium		1,239,448
Total assets	$	13,295,590
Deposits	$	13,171,607
Accrued interest and other liabilities		123,983
Total liabilities	$	13,295,590

Note 4 - INVESTMENT SECURITIES

The amortized cost and estimated fair values of investment securities are summarized below:

HELD-TO-MATURITY:

	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
December 31, 2003:				
State and local government	$ 4,984,896	$ 193,254	$ 18,868	$ 5,159,282
Other	10,000	-	-	10,000
	$ 4,994,896	$ 193,254	$ 18,868	$ 5,169,282
December 31, 2002:				
State and local government	$ 5,006,990	$ 166,981	$ 23,302	$ 5,150,669
Other	10,000	-	-	10,000
	$ 5,016,990	$ 166,981	$ 23,302	$ 5,160,669

AVAILABLE-FOR-SALE:

	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
December 31, 2003:				
US Treasury securities	$ 3,004,510	$ 22,389	$ -	$ 3,026,899
US Government agency securities	35,519,237	197,131	120,055	35,596,313
Mortgage-backed securities	14,280,293	140,250	25,663	14,394,880
Other	940,707	-	-	940,707
	$ 53,744,742	$ 359,770	$ 145,718	$ 53,958,799
December 31, 2002:				
US Treasury securities	$ 4,273,006	$ 64,818	$ -	$ 4,337,824
US Government agency securities	45,282,395	639,734	2,975	45,919,154
Mortgage-backed securities	13,473,976	337,546	-	13,811,522
Other	699,200	-	-	699,200
	$ 63,728,577	$ 1,042,098	$ 2,975	$ 64,767,700

For the year ended December 31, 2002, proceeds from the sales of securities available-for-sale amounted to $2,590,782. Gross realized gains amounted to $60,616. There were no gross realized losses. The tax provision applicable to the realized gain was approximately $20,700. There were no sales of securities in 2003 or 2001.

The amortized cost and fair value of investment securities at December 31, 2003, by contractual maturity, follow. Expected maturities differ from contractual maturities because borrowers may have the right to call or prepay the obligations with or without prepayment penalties.

	Held-to-maturity		Available-for-sale	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ -	$ -	$ 6,498,632	$ 6,528,099
Due after one year through five years	942,047	975,126	21,451,358	21,526,956
Due after five years through ten years	2,798,298	2,909,411	16,216,544	16,259,884
Due after ten years	1,254,551	1,284,745	9,578,204	9,643,860
	$ 4,994,896	$ 5,169,282	$ 53,744,738	$ 53,958,799

Securities with an amortized cost of $13,463,000 and fair value of $13,482,000 at December 31, 2003, were pledged to secure public deposits, demand notes due the U.S. Treasury and securities sold under agreements to repurchase.

Note 5 -LOANS

Loans summarized by category are as follows:

	December 31, 2003	December 31, 2002
Commercial, financial and agricultural	$ 11,517,891	$ 10,688,366
Real estate - construction	7,781,620	7,533,065
Real estate - mortgage		
Commercial	72,668,233	55,289,732
Residential	11,803,875	11,054,830
Consumer	17,237,054	15,425,255
	$ 121,008,673	$ 99,991,248

Activity in the allowance for loan losses was as follows:

	December 31, 2003	2002	2001
Balance at the beginning of year	$ 1,525,308	$ 1,000,412	$ 873,356
Provision for loan losses	167,000	677,000	407,300
Charged off loans	(235,183)	(171,735)	(283,578)
Recoveries	247,957	19,631	3,334
Balance at end of year	$ 1,705,082	$ 1,525,308	$ 1,000,412

At December 31, 2003 , the bank had loans on non accrual in the amount of $80,292. If these loans had been current in accordance with their original terms interest income during the year would have been recognized in the amount of $4,990. Recorded interest on these loans amounted to $800. Loans classified as impaired at December 31, 2003 and 2002 totaled $80,292 and $143,915. These loans were recorded at or below fair value. The average recorded investment in loans classifed as impaired for the years ended December 31, 2003 and 2002 amounted to $170,178 and $184,250, respectively.

Loans outstanding to bank directors, executive officers and their related business interests amounted to $2,419,324 and $2,467,539 at December 31, 2003 and 2002, respectively. Repayments on these loans during the year ended December 31, 2003 were $248,214 and loans made amounted to $200,000. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with an unrelated person and do not involve more than the normal risk of collectibility.

NOTE 6 -PROPERTY AND EQUIPMENT

	December 31, 2003	December 31, 2002
Land	$ 2,806,306	$ 2,806,306
Premises	3,859,107	3,248,851
Equipment	3,034,271	2,659,045
Construction in progress	801,694	-
	10,501,378	8,714,202
Accumulated depreciation	2,519,767	1,902,662
	$ 7,981,611	$ 6,811,540

Provision for depreciation included in operating expenses for the years ended December 31, 2003, 2002 and 2001 amounted to $631,356, $502,665 and $469,479, respectively.

NOTE 7 -DEPOSITS

At December 31, 2003, the scheduled maturities of Certificates of Deposit are as follows:

2004	$ 62,419,914
2005	5,631,792
2006	1,359,160
2007	6,477,184
2008	4,087,988
	$ 79,976,038

NOTE 8 -ADVANCES FROM FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank of Atlanta at December 31, 2003 consisted of the following:

As collateral for its advances, the company has pledged securities with a fair value of $5,214,730. In addition, all of the company's Federal Home Loan Bank Stock is pledged for these advances. Advances are subject to prepayment penalties. The average advances during 2003 were $1,904,000. The average interest rate was 2.24% and the maximum outstanding amount at any month end was $5,000,000. There were no advances outstanding during 2002.

Maturing	Weighted Average Rate	Amount
2004	1.60%	$ 1,000,000
2005	2.08%	2,500,000
2006	2.83%	1,500,000
	2.24%	5,000,000

NOTE 9 -SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND OTHER BORROWED MONEY

Securities sold under agreements to repurchase generally mature within one to four days from the transaction date. The weighted average interest rate at December 31, 2003 and 2002, was 0.51% and 0.51%, respectively. The maximum month-end balance during 2003 and 2002 was $8,155,100 and $7,306,000 respectively.

Other borrowed money at December 31, 2003 and 2002 consisted of $160,076 and $164,287, respectively which was due under the treasury tax and loan note program.

Note 10 -INCOME TAXES

Income tax expense for the years ended December 31, 2003, 2002 and 2001 consists of the following:

	Year ended December 31		
	2003	2002	2001
Current			
Federal	$ 869,508	$ 917,475	$ 660,111
State	97,727	91,064	61,589
	967,235	1,008,539	721,700
Deferred			
Federal	6,749	(229,816)	(139,518)
State	(9,094)	(21,022)	(12,761)
	(2,345)	(250,838)	(152,279)
Change in valuation allowance	-	-	-
Income tax expense	$ 964,890	$ 757,701	$ 569,421

A reconciliation from expected federal tax expense to effective income tax expense for the periods indicated are as follows:

	Year ended December 31		
	2003	2002	2001
Expected federal income tax expense	$ 939,206	$ 755,500	$ 568,845
State income tax net of federal benefit	64,600	60,100	40,649
Tax exempt interest	(61,300)	(58,700)	(35,588)
Other	22,384	801	(4,485)
	$ 964,890	$ 757,701	$ 569,421

The following is a summary of the tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities:

	December 31,	
	2003	2002
Assets:		
Provision for bad debts	$ 613,671	$ 548,969
Excess basis of intangible assets	98,005	64,436
Deferred tax asset	711,676	613,405
Liabilities:		
Tax depreciation in excess of book depreciation	157,672	61,746
Unrealized gain on securities available-for-sale	77,038	373,987
Total deferred tax liabilities	234,710	435,733
Net deferred tax asset recognized	$ 476,966	$ 177,672

There was no valuation allowance for deferred tax assets at either December 31, 2003 or 2002. No valuation allowance has been established as it is management's belief that realization of the deferred tax asset is more likely than not. The net deferred asset is included in other assets on the consolidated balance sheets.

A portion of the change in the net deferred tax asset relates to unrealized gains and losses on securities available-for-sale. The related tax benefit of $299,069 has been recorded directly to shareholders equity. The balance of the change in the net deferred tax asset results from current period deferred tax benefit of $2,345.

NOTE 11 -FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, Disclosure about Fair Value of Financial Instruments (SFAS 107), requires the company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below.

Cash and short term investments - The carrying amount of these financial instruments (cash and due from banks, federal funds sold and securities purchased under agreements to resell) approximate fair value. All mature within 90 days and do not present unanticipated credit concerns.

Investment Securities - Fair values are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans - For certain categories of loans, such as variable rate loans and other lines of credit, the carrying amount is a reasonable estimate of fair value as the company has the ability to reprice the loan as interest rate changes occur. The fair value of other loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. As discount rates are based on current loan rates as well as management estimates, the fair values presented may not be indicative of the value negotiated in an actual sale.

Accrued Interest Receivable- The fair value approximates the carrying value.

Deposits - The fair value of demand deposits, savings accounts, and money market accounts is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows using rates currently offered for deposits of similar remaining maturities.

Federal Home Loan Bank Advances - Fair value is estimated based on discounted cash flows using current market rates for borrowings with similar terms.

Short Term Borrowings - The carrying value of short term borrowings (securities sold under agrreements to repurchase and demand notes to the U.S. Treasury) approximates fair value.

Accrued Interest Payable - The fair value approximates the carrying value.

Commitments to Extend Credit - The fair value of these commitments is immaterial because their underlying interest rates approximate market.

The carrying amount and estimated fair value of the company s financial instruments are as follows:

	December 31, 2003		December 31, 2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets:				
Cash and short term investments	$ 26,483,199	$ 26,483,199	$ 17,843,276	$ 17,843,276
Investment securities:				
Held-to-maturity	$ 4,994,896	$ 5,169,282	$ 5,016,990	$ 5,160,669
Available-for-sale	53,958,799	53,958,799	64,767,700	64,767,700
Total investment securities	$ 58,953,695	$ 59,128,081	$ 69,784,690	$ 69,928,369
Loans				
Adjustable rate	$ 41,585,884	$ 41,585,884	$ 27,625,376	$ 27,625,376
Fixed rate	79,422,789	80,968,033	72,365,872	72,780,214
Total loans	121,008,673	122,553,917	99,991,248	100,405,590
Allowance for loan losses	1,705,082	-	1,525,308	-
Net loans	$ 119,303,591	$ 122,553,917	$ 98,465,940	$ 100,405,590
Accrued interest receivable	$ 876,895	$ 876,895	$ 976,296	$ 976,296
Financial liabilities:				
Deposits				
Non-interest bearing demand	$ 37,043,600	$ 37,043,600	$ 27,124,475	$ 27,124,475
NOW and money market accounts	57,015,473	57,015,473	58,127,157	58,127,157
Savings	11,222,761	11,222,761	9,818,007	9,818,007
Certificates of deposit	79,976,038	81,399,845	72,992,834	74,292,406
Total deposits	$ 185,257,872	$ 186,681,679	$ 168,062,473	$ 169,362,045
Federal Home Loan Bank Advances	$ 5,000,000	$ 5,020,371	-	-
Short term borrowings	$ 4,101,076	$ 4,101,076	$ 7,470,351	$ 7,470,351
Accrued interest payable	$ 581,779	$ 581,779	$ 609,466	$ 609,466

Note 12 -OFF-BALANCE SHEET FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISK

The bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets.

The bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of these instruments. The bank uses the same credit policies in making commitments as for on-balance sheet instruments. At December 31, 2003, the bank had commitments to extend credit including unused lines of credit of $24,266,000.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require a payment of a fee. Since commitments may expire without being drawn upon, the total commitments do not necessarily represent future cash requirements. The bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the bank upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies but may include inventory, property and equipment, residential real estate and income producing commercial properties.

The primary market area served by the bank is Lexington and Richland Counties within the Midlands of South Carolina. Management closely monitors its credit concentrations and attempts to diversify the portfolio within its primary market area. At December 31, 2003, management does not consider there to be any significant credit concentration within the portfolio. Although, the bank's loan portfolio as well as existing commitments reflect the diversity of its primary market area, a substantial portion of its debtor's ability to honor their contracts is dependent upon the economic stability of the area.

Note 13 -OTHER EXPENSES

A summary of the components of other non-interest expense is as follows:

	December 31, 2003	December 31, 2002	December 31, 2001
Data processing	$ 87,161	$ 85,876	$ 77,286
Supplies	126,063	161,063	109,889
Telephone	146,940	127,670	102,875
Correspondent services	75,931	71,690	77,863
Insurance	113,064	89,491	85,413
Postage	84,512	75,341	78,247
Professional fees	194,380	175,600	93,753
Other	372,587	451,524	307,854
	$ 1,200,638	$ 1,238,255	$ 933,180

Note 14 -STOCK OPTIONS

The company has adopted a Stock Option Plan under which an aggregate of 190,050 shares have been reserved for issuance by the company upon the grant of stock options or restricted stock awards. The number of shares and average exercise price have been adjusted for the June 30, 2001 5 % stock dividend and the February 28, 2002 5-for-4 stock split. The plan provides for the grant of options to key employees and Directors as determined by a Stock Option Committee made up of at least two members of the Board of Directors. Options are exercisable for a period of ten years from date of grant.

Stock option transactions for the years ended December 31, 2003, 2002 and 2001 are summarized as follows:

	Shares	Weighted Average Exercise Price
Outstanding January 1, 2001	168,657	$ 9.64
Exercised	3,937	7.63
Forfeited	6,890	10.35
Outstanding December 31, 2001	157,830	9.66
Granted	1,000	13.75
Forfeited	329	13.99
Outstanding December 31, 2002	158,501	9.68
Exercised	9,388	8.54
Granted	3,500	18.84
Forfeited	1,850	11.78
Outstanding December 31, 2003	150,763	$ 9.91
Exercisable at December 31, 2003	138,369	$ 9.34

In October 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation (SFAS 123) The statement defines a fair value based method of accounting for employee stock options granted after December 31, 1994. However, SFAS 123 allows an entity to account for these plans according to Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), provided pro forma disclosure of net income and earnings per share are made as if SFAS 123 had been applied. The company has elected to use APB 25 and provide the required pro-forma disclosures. Accordingly, no compensation cost has been recognized in the financial statements for the company's stock option plan.

The following summarizes pro-forma data in accordance with SFAS 123:

	Year ended December 31,		
	2003	2002	2001
Net income, pro-forma	$ 1,772,921	$ 1,441,026	$ 1,083,736
Basic earnings/loss per common share, pro-forma	$ 1.11	$ 0.91	$ 0.68
Diluted earnings/loss per common share, pro-forma	$ 1.07	$ 0.88	$ 0.67

The fair value of each grant is estimated on the date of grant using the Black-Sholes option pricing model. The weighted average fair value of options granted during 2003 and 2002 was $5.62 and $4.90.

In calculating the pro-forma disclosures, the fair value of options granted is estimated as of the date of grant using the Black-Sholes option pricing model with the following weighted-average assumtions:

	2003	2002
Dividend yield	0.9%	1.5%
Expected volatility	25.4%	25.3%
Risk-free interest rate	3.0%	4.8%
Expected life	7 Years	10 Years

There were no options granted in 2001.

Note 15 -EMPLOYEE BENEFIT PLAN

The company maintains a 401 (k) plan which covers substantially all employees. Participants may contribute up to the maximum allowed by the regulation. During the year ended December 31, 2003, 2002 and 2001 the plan expense amounted to $106,398, $93,130 and $78,365 respectively. The company matches 50% of an employee's contribution up to 6.00% of the participant's contribution.

Note 16 -EARNINGS PER SHARE

The following reconciles the numerator and denominator of the basic and diluted earnings per share computation:

	Year ended December 31,		
	2003	2002	2001
Numerator (Included in basic and diluted earnings per share)	$ 1,797,481	$ 1,464,360	$ 1,103,654
Denominator			
Weighted average common shares outstanding for:			
Basic earnings per share	1,590,052	1,587,970	1,587,970
Dilutive securities:			
Stock options - Treasury stock method	70,925	42,867	32,044
Diluted earnings per share	1,660,977	1,630,837	1,620,014

Note 17 -CAPITAL REQUIREMENTS AND DIVIDEND RESTRICTIONS

The company and bank are subject to various federal and state regulatory requirements, including regulatory capital requirements. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions that, if undertaken, could have a direct material effect on the company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the company and bank must meet specific capital guidelines that involve quantitative measures of the company's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The company's and bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components,risk weighting, and other factors. The company and bank are required to maintain minimum Tier 1 capital, Total risked based capital and Tier 1 leverage ratios of 4%, 8% and 4%, respectively.

At December 31, 2003, the most recent notification from the Comptroller of the Currency categorized the bank as well capitalized under the regulatory framework for prompt corrective action. To be well capitalized the bank must maintain minimum Tier 1 capital, Total risk-based capital and Tier 1 leverage ratios of 6%, 10% and 5%, respectively. There are no conditions or events since that notification that management believes have changed the bank's well capitalized status.

The actual capital amounts and ratios as well as minimum amounts for each regulatory defined category for the bank and the company are as follows:

	Actual		Required to be Categorized Adequately Capitalized		Required to be Categorized Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2003						
First Community Corporation						
Tier 1 Capital	$ 18,607,000	13.21%	$ 5,635,000	4.00%	N/A	N/A
Total Risked Based Capital	20,312,000	14.42%	11,269,000	8.00%	N/A	N/A
Tier 1 Leverage	18,607,000	8.87%	8,395,000	4.00%	N/A	N/A
First Community Bank, NA						
Tier 1 Capital	$ 15,295,000	10.90%	$ 5,613,000	4.00%	$ 8,419,000	6.00%
Total Risked Based Capital	17,000,000	12.12%	11,225,000	8.00%	14,031,000	10.00%
Tier 1 Leverage	15,295,000	7.39%	8,280,000	4.00%	10,351,000	5.00%
December 31, 2002						
First Community Corporation						
Tier 1 Capital	$ 16,831,000	14.03%	$ 4,797,000	4.00%	N/A	N/A
Total Risked Based Capital	18,330,000	15.28%	9,594,000	8.00%	N/A	N/A
Tier 1 Leverage	16,831,000	8.77%	7,679,000	4.00%	N/A	N/A
First Community Bank, NA						
Tier 1 Capital	$ 13,559,000	11.36%	$ 4,775,000	4.00%	$ 7,163,000	6.00%
Total Risked Based Capital	15,052,000	12.61%	9,551,000	8.00%	11,939,000	10.00%
Tier 1 Leverage	13,559,000	7.16%	7,576,000	4.00%	9,470,000	5.00%

Under applicable federal law, the Comptroller of the Currency restricts a national bank's total dividend payments in any calendar year to net profits of that year combined with retained net profits for the two preceding years. At December 31, 2003, there was $3,873,000 in retained net profits free of such restriction. .

Note 18 -PARENT COMPANY FINANCIAL INFORMATION

The balance sheets, statements of operations and cash flows for First Community Corporation (Parent Only) follow:

Condensed Balance Sheets

	At December 31, 2003	2002
Assets:		
Cash on deposit	$ 169,125	$ 181,237
Interest-bearing deposits with the bank	504,817	581,778
Securities purchased under agreement to resell	1,402,615	828,490
Investment securities available-for-sale	1,250,000	1,768,510
Investment in bank subsidiary	16,058,187	14,501,250
Other	20,756	21,671
Total assets	$ 19,405,500	$ 17,882,936
Liabilities:		
Other	$ 35,819	$ 97,319
Shareholders' equity	19,369,681	17,785,617
Total liabilities and shareholders' equity	$ 19,405,500	$ 17,882,936

Condensed Statements of Operations

	Year ended December 31,		
	2003	2002	2001
Income:			
Interest income	$ 75,711	$ 120,358	$ 162,867
Dividend income from bank subsidiary	225,160		
Equity in undistributed earnings of subsidiary	1,556,937	1,475,434	1,045,390
Expenses:			
Other	60,327	131,432	94,203
Income before taxes	1,797,481	1,464,360	1,114,054
Income taxes	-	-	10,400
Net Income	$ 1,797,481	$ 1,464,360	$ 1,103,654

Condensed Statements of Cash Flows

Net Income	$ 1,797,481	$ 1,464,360	$ 1,103,654
Adjustments to reconcile net income to net cash used by operating activities			
Increase in equity in undistributed earnings of subsidiary	(1,556,937)	(1,475,434)	(1,045,390)
Other-net	(54,105)	67,962	4,482
Net cash provided (used) by operating activities	186,439	56,888	62,746
Cash flows from investing activities:			
Purchase of investment security available-for-sale	(1,250,000)	(750,000)	-
Maturity of investment security available-for-sale	1,750,000	750,000	-
Net cash provided (used) by investing activities	500,000	-	-
Cash flows from financing activities:			
Cash in lieu of fractional shares	-	(4,181)	(1,191)
Dividends paid	(301,973)	(190,555)	-
Proceeds from issuance of common stock	100,586	-	30,000
Net cash provided by financing activities	(201,387)	(194,736)	28,809
Increase in cash and cash equivalents	485,052	(137,848)	91,555
Cash and cash equivalent, beginning of period	1,591,505	1,729,353	1,637,798
Cash and cash equivalent, end of period	$ 2,076,557	$ 1,591,505	$ 1,729,353

Report of independent auditor

The Board of Directors
First Community Corporation
Lexington, South Carolina

I have audited the accompanying balance sheets of First Community Corporation as of December 31, 2003 and 2002, and the related statements of operations, changes in shareholders equity and comprehensive income and cash flows for the three years ended December 31, 2003. These financial statements are the responsibility of management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted the audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Community Corporation at Decemeber 31, 2003 and 2002 and the results of its operations and its cash flows for the three years ended December 31, 2003, in conformity with generally accepted accounting principles in the United States of America.

Clifton D. Bodiford
Certified Public Accountant
Columbia, SC
January 16, 2004

Directors

Richard K. Bogan, MD
President
Bogan Consulting, Inc.

Thomas C. Brown
Owner and President
T.C.B. Enterprises of SC, Inc.

Chimin J. Chao
President
Chao and Associates, Inc.

Michael C. Crapps
President and Chief Executive Officer
First Community Corporation
First Community Bank

Hinton G. Davis
Chief Executive Officer
Davis-Garvin Agency, Inc.
Capital City Insurance Company, Inc.

Anita B. Easter
Principal
Greenleaf Enterprises

O.A. Etheridge, DMD
General Dentistry

George H. Fann, Jr., DMD
General Dentistry

W. James Kitchens, Jr.
Certified Public Accountant
The Kitchens Firm, P.A.

James C. Leventis
Attorney, Rogers Townsend & Thomas, P.C.
Chairman of the Board
First Community Corporation
First Community Bank

Angelo L. Tsiantis
President and Owner
Triangle City Zesto, Inc. and Angelo's Zesto

Loretta R. Whitehead
Broker Associate
RE/MAX Real Estate Services

Mitchell M. Willoughby
Partner
Willoughby and Hoefer, P.A.

Director Emeritus
Robert G. Clawson
Retired President &
Chief Executive Officer
The Bank of Hartsville

Executive officers

First Community Corporation

James C. Leventis
Chairman of the Board

Michael C. Crapps
President and
Chief Executive Officer

David K. Proctor
Senior Vice President and
Senior Credit Officer

Joseph G. Sawyer
Senior Vice President and
Chief Financial Officer

First Community Bank

James C. Leventis
Chairman of the Board

Michael C. Crapps
President and
Chief Executive Officer

David K. Proctor
Senior Vice President and
Senior Credit Officer

Joseph G. Sawyer
Senior Vice President and
Chief Financial Officer

Robin D. Brown
Senior Vice President
Marketing / Human Resources

Harry A. Deith
Vice President
Commercial Lender

J. Ted Nissen
Senior Vice President
Group Executive

Shareholder information

Annual Meeting

The annual meeting of shareholders will be held at 11:00 am, Wednesday May 19, 2004:

Golden Hills Country Club
100 Scotland Drive
Lexington, SC 29072

All shareholders are invited.

Transfer Agent

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
(800) 456-0596

10KSB/Financial Information

Copies of First Community Corporation's Annual Report to the Securities and Exchange Commission form 10KSB, and other information may be obtained from:

Joseph G. Sawyer
First Community Corporation
Post Office Box 64
Lexington, South Carolina 29071

Independent Auditor

Clifton D. Bodiford
Certified Public Accountant
Columbia, South Carolina

Stock information

First Community Corporation's common stock is traded on the NASDAQ Small Cap under the trading symbol "FCCO". The company's Articles of Incorporation authorize it to issue up to 10,000,000 shares of common stock, par value $1.00 per share (the "Common Stock"), of which 1,597,224 were issued and outstanding as of December 31, 2003. As of December 31, 2003, there were approximately 1,531 shareholders of record of the Common Stock.

The following is a summary of stock prices for the company. These prices have been adjusted for the June 30, 2001 5% stock dividend and the February 28, 2002, 5-for-4 stock split.

	2003		2002		2001	
	High	Low	High	Low	High	Low
First Quarter	$17.09	$14.00	$14.00	$ 9.57	$11.43	$ 9.90
Second Quarter	$19.47	$16.35	$14.50	$13.00	$12.95	$ 9.90
Third Quarter	$20.16	$18.30	$14.50	$12.25	$11.80	$11.00
Fourth Quarter	$22.30	$19.60	$13.30	$12.50	$11.60	$ 9.80